ICI to Acquire Remaining 30% of Dongsung NSC

ICI has reached agreement with Dongsung Chemical Co Ltd of Korea to acquire the remaining 30% shareholding in the Dongsung NSC business, for US$29 million. Dongsung NSC is a world leading supplier of specialty adhesives for the footwear industry.

Headquartered in Korea, Dongsung NSC has established sales and manufacturing activities in five other countries in Asia and Latin America, including a facility to serve the fast growing Chinese market, now the principal source of sports footwear.

The transaction is expected to be completed around the mid-year.

3 May 2007